FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Individual shareholder public exchange offer FAQ

Nokia’s public exchange offer (the “Offer”) for Alcatel-Lucent securities has closed.

Please see below for information related to the Offer and transaction.

This FAQ consists of three sections, as follows:

SECTION 1 – Tendering of Alcatel-Lucent securities

SECTION 2 – Results of the public exchange offer

SECTION 3 – Rationale for the transaction

SECTION 1 - Tendering of Alcatel-Lucent securities

1.	As a holder of Alcatel-Lucent securities, is it too late to tender my securities into the Offer?

Yes it is. The deadline for tendering ADSs into Nokia’s reopened Offer period for Alcatel-Lucent securities was 5:00 PM New York City time on February 2, 2016. The deadline for tendering ordinary shares and OCEANE convertible bonds into the reopened Offer period was 5:30 PM Paris time on February 3, 2016.

2.	If I am an ordinary shareholder and I tendered into the reopened Offer, when will I receive my Nokia shares?

You should have received your Nokia shares within one or two business days following the settlement date of the reopened offer period on February 12, 2016, in accordance with French, U.S. and Finnish law.

3.	What happens if I did not tender my ordinary shares into the Offer?

If you did not tender your shares into the Offer, they remain outstanding in your share account and you will still be able to trade them on the Euronext Paris stock exchange. However, following the success of the Offer, the liquidity of remaining Alcatel-Lucent shares will be lessened and, therefore, the value of remaining Alcatel-Lucent shares may be adversely affected.

4.	If I am an ADS holder, what happens if I did not tender my ADSs into the Offer?

If you did not tender your ADSs into the Offer, they remain outstanding. On January 25, 2016, Alcatel-Lucent announced that, pursuant to a prior notification from Alcatel-Lucent to the depositary of its ADSs, the depositary has provided notice of termination of the program of the Alcatel-Lucent American depositary receipts (“Alcatel-Lucent ADRs”) representing Alcatel-Lucent ADSs to the holders of the Alcatel- Lucent ADRs.

Following the termination of the ADR program thirty days from the notice to the Alcatel-Lucent ADR holders, i.e. at 5:00 PM New York City time on February 24, 2016, in accordance with the terms and conditions of the Alcatel-Lucent Amended and Restated Deposit Agreement, the depositary will perform no further acts with respect to the Alcatel-Lucent ADRs, except to receive and hold (or sell) distributions on Alcatel-Lucent shares underlying the ADSs and deliver the Alcatel-Lucent shares being withdrawn.

The option for Alcatel-Lucent ADS holders to surrender their Alcatel-Lucent ADSs in exchange for Alcatel-Lucent Shares listed on Euronext Paris will expire sixty days from the termination date, on April 24, 2016. After April 24, 2016, the Alcatel-Lucent

depositary may, subject to the following paragraph, sell the Alcatel-Lucent shares underlying the remaining Alcatel-Lucent ADSs and hold in a segregated account the proceeds of such sales (net of brokerage commission and other related expenses), without liability for interest, in trust for the pro rata benefit of the holders of Alcatel-Lucent ADSs.

According to the notice provided by JPMorgan to holders of Alcatel-Lucent ADSs on January 26, 2016, if for any reason JPMorgan does not sell the Alcatel-Lucent Shares underlying the Alcatel-Lucent ADS as described above, JPMorgan may (a) instruct its custodian acting under the Deposit Agreement to register all Alcatel Lucent Shares with Alcatel Lucent in registered form (nominatif pur) along with a general stock power that refers to the names set forth on the Alcatel-Lucent ADS Register and (b) provide Alcatel-Lucent with a copy of the Alcatel-Lucent ADS Register. Upon receipt of such instructions and the Alcatel-Lucent ADS Register, Alcatel-Lucent is required to register or cause to be registered in registered form (nominatif pur) the Alcatel-Lucent Shares represented by the Alcatel-Lucent ADSs reflected on the Alcatel-Lucent ADS Register in each such holder’s name and to notify such registration to the holder of Alcatel-Lucent ADSs at the address set forth on the Alcatel-Lucent ADS Register. Holders of Alcatel-Lucent ADSs are reminded that in accordance with the terms of the Deposit Agreement, each holder authorized JPMorgan, its custodian and Alcatel-Lucent to take any and all necessary action to effect such registration.

Alcatel-Lucent ADSs have been delisted from the NYSE effective February 25, 2016, meaning that you no longer can trade your ADSs on any regulated securities exchange, and your ability to sell your ADSs may be reduced.

Subject to applicable law, Alcatel-Lucent will also be de-registered under the U.S. securities laws, which means much less information would be available about Alcatel-Lucent under U.S. securities laws.

5.	Will I now receive cash for my ADSs, having not tendered?

If you have not tendered your Alcatel-Lucent ADSs into the Offer, these ADSs remain outstanding.

According to the notice provided by JPMorgan to holders of Alcatel-Lucent ADSs on January 26, 2016, if a holder of Alcatel-Lucent ADSs chooses not to surrender their Alcatel-Lucent ADSs for delivery of the underlying Alcatel-Lucent Shares in France during the sixty (60) day period after the termination of the Deposit Agreement, according to the terms and conditions set forth in the Deposit Agreement, after the expiration of such sixty (60) day period, JPMorgan may sell any remaining deposited Alcatel-Lucent Shares in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the Alcatel-Lucent ADSs which have not theretofore been surrendered for cancellation.

If JPMorgan sells the Alcatel-Lucent Shares underlying your Alcatel-Lucent ADSs as described above, JPMorgan would thereafter hold the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the Alcatel-Lucent ADSs which have not theretofore been surrendered for cancellation. A further notice will be distributed to eligible holders of Alcatel-Lucent ADSs if and when the Alcatel-Lucent Shares underlying Alcatel-Lucent ADSs are sold, which will set out the amount of the proceeds.

6.	If I did exchange my ADSs, is the exchange taxable?

As described on page 175 of the exchange offer/prospectus, the receipt of Nokia Securities by U.S. holders in exchange for Alcatel-Lucent Shares or Alcatel-Lucent ADSs pursuant to the exchange offer or the squeeze-out of Alcatel-Lucent Shares and Alcatel-Lucent ADSs is expected to be a taxable transaction for U.S. federal income tax purposes, and is not expected to qualify as a tax-free reorganization under any provision of the Code.

7.	Is it taxable in 2015 or 2016?

Under the US tax law, the Exchange Offer would generally be taxable in the tax year in which the settlement occurs (i.e. the 2016 calendar year for most individuals). Investors are reminded to consult their personal tax advisor as each investor’s tax situation may be different.

8.	What was the exchange ratio of the Offer?

If you participated in the exchange, for every Alcatel-Lucent ADS validly tendered into the U.S. Offer, 0.5500 of a Nokia ADS, will have been or will be received. You have received/will receive cash for any fractional Alcatel-Lucent ADS.

9.	Was my tender accepted?

Those holders who held their securities at a bank or broker custodian and tendered into the initial Offer period should check with their bank or broker.

Registered holders whose ADSs were accepted received a written statement in mid-January. Those ADS holders whose tenders were not accepted in the initial Offer period should have previously received a letter detailing the deficiencies of their tender.

Registered tenders of ADSs that were received after the close of the initial Offer period on December 22, 2015 were held by the exchange agent and submitted into the reopened Offer. Registered ADS tenders that were received after the close of the reopened Offer period on February 2, 2016 were not accepted into the reopened Offer and remain outstanding. These ADS holders will receive a deficient notice and their Alcatel-Lucent stock certificates from the Exchange Agent in due course.

10.	When will I receive my Nokia ADSs?

If you tendered your ADSs into the initial Offer period, you will have received the Nokia ADSs you are entitled to within one or two business days of the settlement of the initial Offer on January 7, 2016. If you tendered your ADSs into the reopened Offer, you should have received the Nokia ADSs you were entitled to pursuant to the U.S. Offer within one or two business days of the settlement of the reopened Offer on February 12, 2016.

11.	Will I lose my pension?

This Offer is regarding the exchange of Alcatel-Lucent ADSs with Nokia ADSs. If you have questions about your pension plan that do not include Alcatel-Lucent shares, please contact your plan administrator.

12.	Are Nokia shares eligible for the PEA (equity saving scheme)?

Yes. The regulatory provisions determining the securities’ eligibility for the PEA require that the issuer of those securities has its headquarters in France or in another Member State of the European Union. Nokia meets this condition, since its headquarters are in Finland, a country within the European Union. Therefore, subject to compliance with the operating terms of the PEA, Nokia securities received from the offer will be eligible for the PEA.

SECTION 2 – Results of the public exchange offer

13.	What was the result of the public exchange offer?

Following the results of the initial Offer period, the mandatory minimum acceptance threshold and the minimum tender condition of the Offer were reached and the Offer was, therefore, declared successful.

Following settlement of the Reopened Offer on February 12, 2016, Nokia held 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel-Lucent, 99.62% of the outstanding OCEANE 2018 convertible bonds, 37.18% of the outstanding OCEANE 2019 convertible bonds, and 68.17% of the outstanding OCEANE 2020 convertible bonds. This equated to Nokia holding 87.33% of the share capital on a fully diluted basis.

Following the conversion of all the OCEANEs tendered into the initial and reopened public exchange offer at the applicable improved conversion ratios, on February 12, 2016, Nokia owned 91.53% of the share capital and 91.45% of the voting rights of Alcatel-Lucent. After the directed share issue disclosed on February 19, 2016 Nokia will hold approximately 91.84% of the share capital and 91.77% of the voting rights of Alcatel-Lucent. This corresponds to approximately 87.91% of Alcatel-Lucent’s shares on a fully diluted basis.

Note that the ownership percentages previously disclosed by Nokia as of February 3 and February 12, 2016 were slightly different from the percentages mentioned above, due to the fact that Alcatel-Lucent restated its total number of shares and voting rights on February 22, 2016.

14.	What are your intentions regarding the 2018 convertible bonds?

Following the conversion of all the OCEANEs tendered into the initial and reopened offer periods at the applicable improved conversion ratios, on February 12, 2016, less than 15% of the 2018 OCEANE convertible bonds are outstanding. As a result, Alcatel-Lucent issued a notice on February 19, 2016 to redeem at par value, plus accrued interest from the date the interest was last paid to the date set for the early redemption, all of the outstanding 2018 OCEANE convertible bonds, pursuant to the terms and conditions of such OCEANE convertible bonds.

The redemption date is March 21, 2016. Note that holders of 2018 OCEANE convertible bonds will still have the possibility to convert their OCEANE convertible bonds into Alcatel-Lucent shares until March 10, 2016 (inclusive), in accordance with the terms and conditions of such OCEANE convertible bonds.

15.	Is Nokia planning a listing in Paris?

Nokia’s shares have been listed on Euronext Paris since November 19, 2015 and Nokia was included in the CAC40 index following the initial Offer, on January 6, 2016.

16.	Will the transaction’s announced synergies be delayed or impacted by not owning 100% of Alcatel-Lucent?

No, we do not anticipate any delay in the announced operating cost synergies, which Nokia expects to amount to EUR 900 million, to be achieved by 2018. Nokia has full control of Alcatel-Lucent and the integration of the companies is well underway.

SECTION 3 – Rationale for the Transaction

17.	What are the strategic merits of the transaction?

The combination of Nokia with Alcatel-Lucent creates an end-to-end portfolio scope and scale player with leading global positions across software, products and services – combining complementary offerings, customers and geographic footprint.

Both companies believe that the combined group is an innovation powerhouse with significant R&D resources and synergy potential. The combined group is expected to be a leader in next generation network technology and services and is well positioned to meet the increasingly complex needs of customers globally.

18.	Timing of deal: why now?

Both Nokia and Alcatel-Lucent have significantly improved their operational and financial performance. We believe that this transaction is the next logical step of our successful transformations and at the right time for both companies.

Together, both companies are better equipped to meet the increasingly complex needs of customers globally given the following industry trends:

•	Global Telco consolidation and convergence

•	Expansion to quad-play offerings, delivering seamless experiences across multiple screens and applications

•	Timing of the 5G investment cycle

•	Transition to the Cloud

19.	Why did Nokia not pursue an acquisition of Alcatel-Lucent’s wireless assets instead of the entire company?

The combination with Alcatel-Lucent broadens Nokia’s product portfolio beyond wireless. The strategic logic of the combination – to create an end-to-end portfolio scope and scale player with leading global positions across next generation network technologies and services – goes far beyond the benefits of a wireless only acquisition.

In addition, a wireless-only transaction would have required a complex and lengthy carve-out process, involving greater execution and integration risks including disruption with key customers. Nokia and Alcatel-Lucent separately considered a number of alternative options, and both companies believe the acquisition of Alcatel-Lucent by Nokia is by far the most compelling and provides the greatest opportunity to create shareholder value.

20.	Why an all-share deal?

The share offer enables shareholders of Nokia, and shareholders of Alcatel-Lucent who have tendered into the public exchange offer to benefit from the value creation and synergies of the combined entity.

In addition, Nokia believes it is prudent to maintain a long-term investment grade credit rating target, which is important for customers. Obtaining an investment grade credit rating will provide the combined group with additional options to improve the longer-term efficiency of its capital structure.

Nokia plans to execute a EUR 7 billion program to optimize its capital structure and return excess capital to Nokia shareholders. This program is planned to include approximately EUR 4 billion in distributions to Nokia shareholders. Nokia has no plans to provide capital returns to remaining holders of Alcatel-Lucent securities.

21.	How comfortable is Nokia with achieving the stated EUR 900 million of operating cost synergies and what is your integration track record?

Both companies have deeply experienced teams with a very good track record when it comes to execution of restructuring and integration plans.

In recent years, Nokia successfully drove the transformation of Nokia Networks’ operating model – improving its non-IFRS operating margin from 1.6% in 2011 to 12.2% in 2014. Alcatel-Lucent has also demonstrated excellent execution of its Shift Plan, having already achieved EUR 675 million out of its EUR 950 million cumulative net fixed cost reduction target as of the end of 2014.

Nokia is confident that the EUR 900 million annual operating cost synergies target in 2018 is achievable.

22.	What gives Nokia confidence that the integration will not be problematic?

Nokia and Alcatel-Lucent have highly relevant experience in the integration process, recently completing extensive restructurings which significantly improved both companies’ operational and financial performances. We are building on these learnings to ensure the integration of Nokia and Alcatel-Lucent is as seamless as possible. The structure of the transaction is a key factor; this was an acquisition of Alcatel-Lucent by Nokia, with a clear governance structure for the execution of the integration.

Importantly, the product portfolios and geographical reach of both companies were highly complementary. This means that integration is only being effected in areas of the combined company where it is required. The integration process began on January 14, 2016 and is progressing very well to date.

23.	What governance and integration considerations have been agreed?

Governance of the combined entity has been set from the start with clearly defined leadership, which will facilitate the decision-making process and the monitoring of the integration.

On January 8, 2016, Nokia confirmed the composition of its Board of Directors which now consists of 10 members, following the addition of Louis R. Hughes, Jean C. Monty and Olivier Piou, who were previously directors of Alcatel-Lucent. As previously announced, Risto Siilasmaa continues as the Chairman of the Board.

Also on January 8, 2016, Alcatel-Lucent announced that its Board of Directors had been modified to reflect the new ownership structure of the company, so that it now also comprises members from both Nokia and independent directors.

The leadership team of the combined company builds on the strengths of both Nokia and Alcatel-Lucent:

•	President and Chief Executive Officer: Rajeev Suri

•	President of Mobile Networks: Samih Elhage

•	President of Fixed Networks: Federico Guillén

•	President of IP/Optical Networks: Basil Alwan

•	President of Applications & Analytics: Bhaskar Gorti

•	President of Nokia Technologies: Ramzi Haidamus

•	Chief Financial Officer: Timo Ihamuotila

•	Chief Customer Operations Officer: Ashish Chowdhary

•	Chief Innovation & Operating Officer: Marc Rouanne

•	Chief Human Resources Officer: Hans-Jürgen Bill

•	Chief Strategy Officer: Kathrin Buvac

•	Chief Marketing Officer: Barry French

•	Chief Legal Officer: Maria Varsellona